UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        Convergence Communications, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                      None
                                 --------------
                                 (CUSIP Number)

                                Norberto Corredor
                                 Avenida Vollmer
                          San Bernadino - Apartado 2299
                            Caracas 1010-A-Venezuela
                               011-58-2-502-21-11
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 18, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                              (Page 1 of 15 Pages)

CUSIP No. None              13D           Page 2 of 15  Pages
------------------------------------------------------------
1) NAME OF REPORTING PERSON               Telematica EDC, C.A.
------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [x]
------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------
4) SOURCE OF FUNDS:                                       WC
------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION            Venezuela
------------------------------------------------------------
NUMBER OF     7)  SOLE VOTING POWER                2,800,000
SHARES        ----------------------------------------------
BENEFICIALLY  8)  SHARED VOTING POWER                      0
OWNED BY      ----------------------------------------------
EACH          9)  SOLE DISPOSITIVE POWER           2,800,000
REPORTING     ----------------------------------------------
PERSON WITH   10) SHARED DISPOSITIVE POWER                 0
------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED            2,800,000
    BY EACH REPORTING PERSON
------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                       [ ]
------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   19.3%
------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                             CO
------------------------------------------------------------

CUSIP No. None            13D             Page 3 of 15 Pages
------------------------------------------------------------
1) NAME OF REPORTING PERSON            CORPORACION EDC, C.A.
------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [x]
------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------
4) SOURCE OF FUNDS:                                       WC
------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION            Venezuela
------------------------------------------------------------
NUMBER OF     7)  SOLE VOTING POWER                2,800,000
SHARES        ----------------------------------------------
BENEFICIALLY  8)  SHARED VOTING POWER                      0
OWNED BY      ----------------------------------------------
EACH          9)  SOLE DISPOSITIVE POWER           2,800,000
REPORTING     ----------------------------------------------
PERSON WITH   10) SHARED DISPOSITIVE POWER                 0
------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED            2,800,000
    BY EACH REPORTING PERSON
------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                       [ ]
------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   19.3%
------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                             CO
------------------------------------------------------------

                                                              Page 4 of 15 Pages


Item 1.  Security and Issuer
-------  -------------------

         Common Stock, par value $0.001 per share, of Convergence
Communications, Inc., 102 West 500 South, Suite 320 Salt Lake City, Utah 84101.

Item 2.  Identity and Background
-------  -----------------------

         (a) and (b) Telematica EDC, C.A., a Venezuelan compania anonima ("Telematica"), is a wholly-owned subsidiary of Corporacion EDC, C.A., a Venezuelan compania anonima ("CEDC"). Both Telematica and CEDC have their principal office and principal place of business at Avenida Vollmer, San Bernadino - Apartado 2299, Caracas 1010-A-Venezuela.

         The name of each executive officer and director of Telematica and CEDC is set forth in Exhibit 1 hereto and incorporated herein by reference. The business address of all of the individuals listed on Exhibit 1 is Avenida Vollmer, San Bernadino - Apartado 2299, Caracas 1010-A-Venezuela.

         (c) Telematica is a telecommunications company. CEDC is a diversified company with interests in the energy, telecommunications and water industries.

         The present principal occupation of each executive officer and director of Telematica and CEDC is set forth in Exhibit 1 hereto and incorporated herein by reference.

         (d) During the last five years, neither Telematica nor CEDC nor, to the best of their knowledge, any of their directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Telematica nor CEDC nor, to the best of their knowledge, any of their executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

                                                              Page 5 of 15 Pages


         (f) Telematica and CEDC are organized and exist under the laws of Venezuela. The citizenship of their executive officers and directors is set forth in Exhibit 1 hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         Working capital.

Item 4.  Purpose of Transaction.
-------  -----------------------

         On October 15, 1999, the Issuer, Telematica, TCW/CCI Holdings LLC ("TCW"), Glacier-Latin America Ltd. ("Glacier"), FondElec Essential Services Growth Fund, L.P. ("FondElec"), Internexus S.A. ("Internexus"), Lance D'Ambrosio, Troy D'Ambrosio and the Estate of George D'Ambrosio entered into a Participation Agreement. Telematica and TCW each agreed to purchase $25 million of the Issuer's Series C Convertible Preferred Stock, and Glacier agreed to purchase $3 million of the Issuer's Series C Convertible Preferred Stock. The Issuer agreed to grant Telematica, TCW and Glacier options to purchase additional shares of the Issuer's Series C Convertible Preferred Stock. Internexus and FondElec agreed to convert debt of the Issuer that they hold into shares of the Issuer's Series C Preferred Stock. The Issuer agreed to grant Telematica, TCW, FondElec, Internexus, and Glacier warrants to purchase the Issuer's Common Stock. International Finance Corporation ("IFC") may sign the Participation Agreement and agree to purchase $5 million of the Issuer's securities and receive options and warrants. The parties also agreed to enter into a Shareholders Agreement and a Registration Rights Agreement.

         The Participation Agreement further provided that Telematica would agree to purchase Common Stock of one of the Issuer's subsidiaries, Chispa Dos Inc. ("CCI Salvador") for $5,525,000, and that CCI Salvador would repay $3,864,529 of debt to FondElec. In addition, Telematica, FondElec, and other investors in CCI Salvador would agree to enter into a Shareholders Agreement. The Issuer and an affiliate of Telematica also agreed to enter into a letter of intent with respect to an investment in Colombia. The terms of each transaction called for by the Participation Agreement were set forth in separate agreements.

                                                              Page 6 of 15 Pages



Stock Purchase Agreement

         Telematica and the Issuer entered into a Stock Purchase Agreement, dated as of October 18, 1999, pursuant to which Telematica purchased 2,000,000 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.01 per share, at a price of $7.50 per share, and agreed to purchase an additional 1,333,333 shares of the Issuer's Series C Convertible Preferred Stock at the same price upon the expiration or termination of any waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Option Agreement

         Telematica and the Issuer entered into an Option Agreement, dated as of October 18, 1999, pursuant to which the Issuer granted Telematica an option to purchase 40% of the aggregate number of shares of the Issuer's Series C Convertible Preferred Stock that Telematica actually acquires pursuant to the Stock Purchase Agreement. The option is immediately exercisable and expires on July 18, 2000. The exercise price is $7.50 per share.

Rights, Preferences and Restrictions of Series C Convertible Preferred Stock

         Each share of Series C Convertible Preferred Stock entitles the holder thereof to the right to cast one vote on every matter brought before the holders of shares of Common Stock. Except as otherwise provided by law, the holders of Series C Preferred Stock, Series B Preferred Stock and Common Stock vote together as one class on all matters submitted to a vote of the Issuer's shareholders.

         Upon a liquidation, dissolution or winding up of the Issuer, the holders of the shares of Series C Convertible Preferred Stock are entitled, before any distribution or payment is made upon any Common Stock or any other class or series of stock ranking junior to the Series C Convertible Preferred Stock as to the distribution of assets upon liquidation, to be paid an amount equal to the greater of (A) $7.50 per share and all accrued but unpaid dividends to such date and (B) the amount that would be received if all shares of Series C Convertible Preferred Stock had been converted into Common Stock prior to the liquidation, dissolution or winding up of the Issuer. The Series C Convertible Preferred Stock is not redeemable.

                                                              Page 7 of 15 Pages



         Each share of Series C Convertible Preferred Stock is subject to mandatory conversion at a price of $7.50 per share plus accrued but unpaid dividends (A) when the holders of the outstanding Series C Convertible Preferred Stock transfer their equity securities of the Issuer for cash consideration or for securities of another entity that are registered and freely tradable or (B) upon the effective date of a registration statement for an underwritten public offering of the Issuer's securities, pursuant to which the Issuer receives net proceeds from the offering of not less than $75 million. The Series C Convertible Preferred Stock is convertible at any time into Common Stock at the election of the holder at a price of $7.50 per share plus accrued but unpaid dividends.

         The conversion price of $7.50 per share is subject to adjustments upon a reorganization, share exchange, reclassification, consolidation, merger, subdivision or combination of shares, or payment of a stock dividend. The conversion price is also subject to adjustment upon the issuance of additional shares of Common Stock, or options to acquire shares of Common Stock, or securities convertible into Common Stock, for consideration less than the greater of the fair market price or $7.50 per share.

Warrant

         The Issuer granted Telematica a warrant on October 18, 1999, to purchase 500,000 shares of the Issuer's Common Stock. The warrant is exercisable
(A) whenever Telematica and the other parties to the Shareholders Agreement described below transfer their equity in the Issuer for cash consideration or for securities of another issuer that are registered and freely tradable, or (B) upon the effective date of a registration statement for an underwritten public offering of the Issuer's securities, pursuant to which the Issuer receives net proceeds from the offering of not less than $75 million. The exercise price for the warrant is set such that Telematica will receive the daily equivalent of an internal rate of return on its investment in the Issuer's equity of 45% per annum, but the exercise price may not be less than $.01 per share. If none of the events specified in the second sentence of this paragraph occur before October 18, 2003, then the warrant shall be deemed exercised on that day at a price of $.01 per share.

                                                              Page 8 of 15 Pages



         Cashless exercise of the warrant is permitted. The number of shares issuable upon exercise of the warrant and the exercise price are subject to adjustments upon a reorganization, share exchange, reclassification, consolidation, merger, subdivision or combination of shares, payment of a stock dividend, or issuance of additional shares of Common Stock, or options to acquire shares of Common Stock, or securities convertible into Common Stock.

Registration Rights Agreement

         Telematica is a party to an Amended and Restated Registration Rights Agreement, dated as of October 18, 1999, with the Issuer and certain other purchasers and holders of the Issuer's stock. Registration rights exist with respect to the following securities: the shares of Common Stock issued or issuable upon the Conversion of Series C Preferred Stock; the shares of Common Stock issued or issuable upon the exercise of the warrants granted to Telematica, TCW, FondElec, Internexus, IFC and Glacier under the Participation Agreement; the shares of Common Stock issued or issuable upon the exercise of certain warrants and options held by FondElec and Internexus that pre-date the Participation Agreement; and Common Stock held as of October 18, 1999 by FondElec and Internexus. Upon request of holders of 20% or more of such securities at any time after October 18, 2000, the Issuer shall file a registration statement under the Securities Act of 1933. The Issuer shall have no obligation to file more than three such registration statements, and no such request may be filed until 180 days have passed since the Issuer filed its last registration statement. If the securities for which registration is sought are eligible for registration on Form S-2 or S-3, the holders shall have unlimited rights to request registration.

         If, at any time after October 18, 2000, the Issuer proposes to file a registration statement with respect to an offering by the Issuer for its own account or for the account of any of its respective security holders, then the Issuer shall offer the parties to the Registration Rights Agreement the opportunity to participate in that registration. Such participation may be limited if an underwriter determines that it would materially and adversely affect the success of such an offering.

         Parties to the Registration Rights Agreement also may request registration of securities of the Issuer that they hold other than those

                                                              Page 9 of 15 Pages






securities specified above in connection with a change of control, a sale of all or substantially all assets, and the exercise of tag-along rights and drag-along obligations under the Shareholders Agreement.

         With respect to a registration statement filed pursuant to a request made under the Registration Rights Agreement, the Issuer may include securities for its own account or for other shareholders. If the underwriter informs the Issuer that the amount of securities to be registered may materially and adversely affect the offering, then the amount of securities to be offered shall be reduced pro rata for all offerors.

         The Issuer shall pay all expenses associated with a registration, except for underwriting fees, discounts and commissions, and expenses for certain holders that participate in multiple registration statements.

Shareholders Agreement

         Telematica entered into a Shareholders Agreement on October 18, 1999 with TCW, Glacier, the Estate of George D'Ambrosio, Lance D'Ambrosio, Troy D'Ambrosio, FondElec Group, Inc., Pegasus Fund, L.P., FondElec, and Internexus S.A. (collectively, the "Shareholder Parties"). The Issuer is also a party to the Shareholders Agreement.

         The Shareholder Parties agreed not to transfer any stock, options or other equity of the Issuer that they hold unless (A) all the Shareholder Parties, acting together, transfer their equity for cash consideration or for securities of another issuer that are registered and freely tradable, or (B) upon the effective date of a registration statement for an underwritten public offering of the Issuer's securities, pursuant to which the Issuer receives net proceeds from the offering of not less than $75 million.

         For three years following the effective date of a registration statement for an underwritten public offering of the Issuer's securities, pursuant to which the Issuer receives net proceeds from the offering of not less than $75 million, each Shareholder Party shall have tag-along rights with respect to any transfer by another Shareholder Party. The tag-along rights are not applicable to rights under warrants for the purchase of Common Stock, transactions pursuant to Rule 144 under the Securities Act, or to sales on a stock exchange pursuant to an effective registration statement.

                                                             Page 10 of 15 Pages



         If a Shareholder Party determines that its continued investment in the Issuer or its subsidiaries exposes it to legal or regulatory processes that result in substantial burdens or liability, then the other Shareholder Parties shall seek to restructure their prospective investments. If the Shareholder Party exposed to legal or regulatory processes determines that a restructuring would involve terms and conditions that are not satisfactory to it, then it may cease to be obligated to continue funding the Issuer and its subsidiaries and dispose of the entirety of its interest in the Issuer, subject to a duty of first negotiation with the other Shareholder Parties and the Issuer. Any transferee shall be subject to the Shareholders Agreement.

         The Shareholder Parties and the Issuer agreed that, so long as the Issuer's board of directors consists of five members, they will vote their shares in the Issuer in favor of one person selected by FondElec Group, Inc., Pegasus Fund, L.P., and FondElec, one person selected by Internexus, one person selected by the Estate of George D'Ambrosio, Lance D'Ambrosio and Troy D'Ambrosio, one person selected by Telematica, and one person selected by TCW. The Shareholder Parties also agreed to take such actions as are required to amend the Issuer's Articles of Incorporation to provide for a board of directors consisting of ten members and, so long as the board consists of that number of persons, to vote their shares in the Issuer in favor of two persons selected by each of the shareholder groups.

         Board of directors consent for ordinary matters require a simple majority vote of the board members present at a meeting where there is a quorum. Consent of a director designated by each of the groups that designates directors will be required for the following actions: to engage in a transaction that would result in a change of control or a transfer of all or substantially all of the Issuer's assets, or any fundamental change in the nature of the Issuer's business; to engage in a transaction with anyone having a significant relationship with any Shareholder Party other than on an arm's length basis; to appoint or remove the Issuer's or any subsidiary's independent auditors; to issue securities other than for fair value, or to create increase or reduce a preference for one or more but not all series or classes of capital stock of the Issuer or any subsidiary; to increase or decrease the size of the board of directors in a manner that affects the rights of representation set forth in the Shareholders Agreement; to incur any debt, grant any guarantee, to transfer

                                                             Page 11 of 15 Pages



assets or permit any encumbrance thereon, or to act as a surety or guarantor for any third party, in any such case other than for fair value received; to make stock repurchases or other distributions other than on a pro rata basis; to take any action that would amend, modify or restate the articles of incorporation or bylaws of the Issuer or any subsidiary or enter into any voting or management agreement regarding the governance of any subsidiary; to determine to cease to file reports under the Securities Exchange Act of 1934; or to enter into a related party transaction.

         Consent from four of the groups that designate directors will be required to adopt an annual budget for the Issuer and its subsidiaries or to modify the current budget to a significant degree; to adopt a change in accounting principles, except to the extent required by GAAP or applicable law; to authorize an underwritten public offering of the Issuer's securities, pursuant to which the Issuer receives net proceeds from the offering of not less than $75 million or to authorize a change of control or the sale of all or substantially all of the assets of the Issuer or any subsidiary (unless the purchase price in the offering represents a value per share of Common Stock that will cause the Shareholder Parties' internal rate of return on their investment in the Issuer to exceed 45%, in which case the consent of a director from three of the groups is required). Consent of a director designated by three of the groups that designate directors will be required to issue securities for fair value or to select and retain certain executive officers of the Issuer and its subsidiaries.

         The Issuer shall negotiate with Telematica on the hiring of a person designated by Telematica to provide advice on strategic planning, with total annual compensation not to exceed $135,000. The Issuer also shall negotiate with TCW on the hiring of a person to provide technical advice, with total annual compensation to be commensurate with the advisor's scope of work. The Issuer and FondElec Group, Inc. shall negotiate a restructuring of their investments in the Issuer's subsidiary in El Salvador.

         The Shareholder Parties and the Issuer agree that they will not, in their capacities as shareholders, seek to remove a director named by one of the Shareholder Parties pursuant to the Shareholders Agreement, unless the shareholder that named the director seeks to remove the director.

                                                             Page 12 of 15 Pages




         If any third party offers to acquire all of the Issuer's equity held by the Shareholder Parties for cash consideration at a price that will cause the Shareholder Parties' internal rate of return on their investment in the Issuer to equal or exceed 45%, and if three out of the five groups that name directors agree to enter into such a transaction, then all the Shareholder Parties shall be obligated to participate in the transaction.

         If the Shareholder Parties are prepared to transfer all of their equity in the Issuer for cash consideration or for securities of another issuer that are registered and freely tradable, and if Telematica has a 50% or greater interest in any subsidiary of the Issuer (or the right to acquire such an interest), the Issuer shall provide Telematica with the Issuer's good faith estimation of the value of Telematica's interest. Telematica then must either sell its interest in the subsidiary to the Issuer at that price, or buy out the Issuer's interest in the subsidiary at that price.

         If the Shareholder Parties are prepared to transfer all of their equity in the Issuer for cash consideration or for securities of another issuer that are registered and freely tradable, and if Telematica has a less than 50% interest in any subsidiary of the Issuer (or the right to acquire such an interest), the Telematica may require the Issuer to exchange Telematica's interest in the subsidiary for Common Stock of the Issuer at fair value. Telematica shall have the same right with respect to any interest Telematica has in a subsidiary of the Issuer, whether more or less than 50%, after the expiration of a lock-up period imposed by the Issuer's underwriters upon the occurrence of an underwritten public offering of the Issuer's securities, pursuant to which the Issuer receives net proceeds from the offering of not less than $75 million.

         The Shareholders Agreement expires immediately when the Shareholder Parties, acting together, transfer their equity for cash consideration or for securities of another issuer that are registered and freely tradable. Otherwise, the Shareholders Agreement continues in force until October 18, 2009, except that certain provisions, including those relating to the composition of the board of directors, supermajority voting on the board of directors, and the drag-along rights, expire on October 18, 2006.

                                                             Page 13 of 15 Pages




         The foregoing description is qualified in its entirety by the Participation Agreement, the Stock Purchase Agreement, the Option Agreement, the Certificate of Designation, the Warrant and the Shareholders Agreement, which are referenced in Item 7 of this Schedule 13D and incorporated in this Item 4 by reference

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         (a) As of the date hereof, Telematica and CEDC could be deemed to own beneficially an aggregate of 2,800,000 shares of Common Stock of the Issuer, that is, 2,000,000 shares of Class C Convertible Preferred Stock and options to purchase 800,000 shares of Class C Convertible Preferred Stock, which together are convertible into 2,800,000 shares of Common Stock (approximately 19.3% of the adjusted outstanding shares of Common Stock of the Issuer). The other parties to the Shareholders Agreement could be deemed to own beneficially an aggregate of 19,319,944 shares of Common Stock of the issuer (approximately 89.9% of the adjusted outstanding Common Stock of the Issuer).

         (b) Telematica and CEDC have sole power to vote and dispose the 2,800,000 shares of Class A Common Stock of the Issuer that they could be beneficially deemed to own.

         (c) See Item 4.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of
             the Issuer
             -------------------------------------------

See Item 4.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         (i) Directors and Executive Officers of Telematica and CEDC.

                                                             Page 14 of 15 Pages




         (ii) Participation Agreement, dated as of October 15, 1999, among Convergence Communications, Inc., Telematica EDC, C.A., TCW/CCI Holding LLC, International Finance Corporation, Glacier Latin-America Ltd., FondElec Essential Services Growth Fund, L.P., Internexus S.A., Lance D'Ambrosio, Troy D'Ambrosio and the Estate of George D'Ambrosio.

         (iii) Stock Purchase Agreement, dated as of October 18, 1999, between Convergence Communications, Inc. and Telematica EDC, C.A.

         (iv) Option Agreement, dated as of October 18, 1999, among Convergence Communications, Inc., Telematica EDC, C.A., TCW/CCI Holding LLC, International Finance Corporation, Glacier Latin-America Ltd., FondElec Essential Services Growth Fund, L.P., and Internexus S.A.

         (v) Certificate Establishing and Designating the Rights, Preference and Restrictions of Shares of Series C Convertible Preferred Stock of Convergence Communications, Inc., dated as of October 13, 1999.

         (vi) Warrant for the Purchase of 500,000 Shares of Common Stock of Convergence Communications, Inc., dated as of October 18, 1999.

         (vii) Amended and Restated Registration Rights Agreement, dated as of October 18, 1999, among Convergence Communications, Inc., Pegasus Group, L.P., Telematica EDC, C.A., TCW/CCI Holding LLC, International Finance Corporation, Glacier Latin-America Ltd., FondElec Essential Services Growth Fund, L.P., Internexus S.A., Lance D'Ambrosio, Troy D'Ambrosio and the Estate of George D'Ambrosio.

         (viii) CCI Shareholders Agreement, dated as of October 18, 1999, among Convergence Communications, Inc., Telematica EDC, C.A., TCW/CCI Holding LLC, International Finance Corporation, Glacier Latin-America Ltd., FondElec Group, Inc., Pegasus Fund, L.P., FondElec Essential Services Growth Fund, L.P., Internexus S.A., Lance D'Ambrosio, Troy D'Ambrosio and the Estate of George D'Ambrosio.

                                                             Page 15 of 15 Pages





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1999

                                                TELEMATICA EDC, C.A.

                                                By: /x/ Norberto Corredor
                                                    --------------------------


                                                CORPORACION EDC, C.A.

                                                By: /x/ Luis Jose Diaz Zuloaga
                                                    --------------------------